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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                   ------------------

                                     SCHEDULE 13G

                Information Statement pursuant to Rule 13d-1 and 13d-2

                                (AMENDMENT NO.      )*


                                 Jevic Transportation, Inc.
                              --------------------------------
                                     (NAME OF ISSUER)


                                       Common Stock
                              ---------------------------------
                               (TITLE OF CLASS OF SECURITIES)



                                         47719P107
                             ----------------------------------
                                      (CUSIP NUMBER)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (CONTINUED ON FOLLOWING PAGE(S))




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  CUSIP NO.                                       Page 2 of 8 Pages
  47719P107

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1    NAME OF REPORTING PERSON                                06-1051282
     S.S. OR I.R.S. IDENTIFICATION NO.
     HL Investment Advisors, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
            (A) [    ]
            (B) [    ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Connecticut
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NUMBER OF        5  SOLE VOTING POWER
SHARES           -------------------------------------------------------------
BENEFICIALLY     6  SHARED VOTING POWER
OWNED AS OF              50,100
DECEMBER 31,     -------------------------------------------------------------
1996 BY EACH     7  SOLE DISPOSITIVE POWER
REPORTING        -------------------------------------------------------------
PERSON WITH      8  SHARED DISPOSITIVE POWER
                         50,100
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
                         50,100

     (Not to be construed as an admission of beneficial
     ownership)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*   /----/
                                /----/
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                         1.0%
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12   TYPE OF REPORTING PERSON*
             IA
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  CUSIP NO.                                       Page 3 of 8 Pages
  47719P107

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1    NAME OF REPORTING PERSON                                06-1472211
     S.S. OR I.R.S. IDENTIFICATION NO.
     Hartford Investment Financial Services Company
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
             (A) [    ]
             (B) [    ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
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NUMBER OF          5  SOLE VOTING POWER
SHARES             -----------------------------------------------------------
BENEFICIALLY       6  SHARED VOTING POWER
OWNED AS OF                278,000
DECEMBER 31,       -----------------------------------------------------------
1996 BY EACH       7  SOLE DISPOSITIVE POWER
REPORTING          -----------------------------------------------------------
PERSON WITH        8  SHARED DISPOSITIVE POWER
                           278,000
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
                           278,000

   (Not to be construed as an admission of beneficial
   ownership)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*      /----/
                                   /----/
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                 5.7%
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12   TYPE OF REPORTING PERSON*
                                 IA
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  CUSIP NO.                                       Page 4 of 8 Pages
  47719P107

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
           The Hartford Mutual Funds, Inc., on behalf of:
           The Hartford Capital Appreciation Fund
                                             06-1455339
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
             (A) [    ]
             (B) [    ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland
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NUMBER OF          5  SOLE VOTING POWER
SHARES             -----------------------------------------------------------
BENEFICIALLY       6  SHARED VOTING POWER
OWNED AS OF                       270,000
DECEMBER 31,       -----------------------------------------------------------
1996 BY EACH       7  SOLE DISPOSITIVE POWER
REPORTING          -----------------------------------------------------------
PERSON WITH        8  SHARED DISPOSITIVE POWER
                                  270,000
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON             270,000

     (Not to be construed as an admission of beneficial
     ownership)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*      /----/
                                   /----/
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                  5.5%
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12   TYPE OF REPORTING PERSON*
                                  IV
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  CUSIP NO.                                       Page 5 of 8 Pages
  47719P107


Item 1(a) Name of Issuer:
                    Jevic Transportation, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
                    600 Creek Road
                    Delanco, NJ 08075

Item 2(a) Name of Person Filing:
                    HL Investment Advisors, Inc.
                    Hartford Investment Financial Services Company The Hartford Mutual Funds, Inc., on behalf of:
                         The Hartford Capital Appreciation Fund

Item 2(b) Address of Principal Business Office:
                    200 Hopmeadow Street
                    Simsbury, CT 06070

Item 2(c) Citizenship:
               HL Investment Advisors, Inc.-Connecticut
               Hartford Investment Financial Services Company-Delaware The Hartford Mutual Funds, Inc., on behalf of:
                    The Hartford Capital Appreciation Fund-Maryland

Item 2(d) Title of Class of Securities:
                    Common Stock

Item 2 (e)     CUSIP Number:
                    47719P107

Item 3.   Type of Reporting Person:
               HL Investment Advisors, Inc., as a registered investment advisor Hartford Investment Financial Services Company, as a registered investment adviser
               The Harford Mutual Funds, Inc., on behalf of: The Hartford Capital Appreciation Fund, as a registered investment management company.

Item 4.   Ownership as of December 31, 1997:

               (a)  Amount Beneficially Owned:

               328,100 shares of common stock beneficially owned including:
                                                              Number of Shares
               HL Investment Advisors, Inc.                         50,100
               Hartford Investment Financial Services Company      278,000
               The Hartford Capital Appreciation Fund              270,000
               Hartford Small Company Fund, Inc.                    50,100


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  CUSIP NO.                                       Page 6 of 8 Pages
  47719P107



               The Hartford Small Company Fund                       8,000


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  CUSIP NO.                                       Page 7 of 8 Pages
  47719P107

               (b)  Percent of Class:      6.7%

               (c) For information on voting and dispositive power with respect to the above listed shares, see items 5-8 of cover pages.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6.   Ownership of More than Five Percent on behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8.   Identification and Classification of Members of the Group:       N/A

Item 9.   Notice of Dissolution of Group:    N/A

Item 10.  Certification:

          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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  CUSIP NO.                                       Page 8 of 8 Pages
  47719P107


          Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1998      HL Investment Advisors, Inc.
       -----------------

                         BY:  /s/ Joseph H. Gareau
                              -----------------------------------
                              Joseph H. Gareau
                              President


                              Hartford Investment Financial Services Company


                         BY:  /s/ Joseph H. Gareau
                              ------------------------------------
                              Joseph H. Gareau
                              Executive Vice President - Investments


                              The Hartford Mutual Fund, Inc., on behalf of:
                              The Hartford Capital Appreciation Fund


                         BY:  /s/ Joseph H. Gareau
                              -------------------------------------
                              Joseph H. Gareau
                              President


*Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, between HL Investment Advisors, Inc., Hartford Investment Financial Services Company, and The Hartford Mutual Funds, Inc., on behalf of:
The Hartford Capital Appreciation Fund, this Schedule 13G is filed on behalf of each of them.

                                     EXHIBIT I



                                JOINT FILING AGREEMENT
                                ----------------------

          Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: February 12, 1998
       -----------------

                              HL Investment Advisors, Inc.


                         BY:  /s/ Joseph H. Gareau
                              -----------------------------
                              Joseph H. Gareau
                              President


                              Hartford Investment Financial Services Company


                         BY:  /s/ Joseph H. Gareau
                              -----------------------------
                              Joseph H. Gareau
                              Executive Vice President - Investments


                              The Hartford Mutual Funds, Inc., on behalf of: The Hartford Capital Appreciation Fund


                         BY:  /s/ Joseph H. Gareau
                              -----------------------------
                              Joseph H. Gareau
                              President